Exhibit 99.1

TC BioPharm Announces Plan to Implement ADS Ratio Change

EDINBURGH, Scotland, December 13, 2023 -- TC BioPharm (Holdings) PLC (“TC BioPharm” or the “Company”) (NASDAQ: TCBP) a clinical stage biotechnology company developing platform allogeneic gamma-delta T cell therapies for cancer, announced today that it will change its ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary share to one ADS representing twenty (20) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change is expected to become effective on or about December 15, 2023, U.S. Eastern Time (the “ Effective Date”).

For the ADS holders, the ADS Ratio Change will have the same effect as a one-for-20 reverse ADS split. The ADS Ratio Change will have no impact on the Company’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change. On the Effective Date, holders of the ADSs will be required to surrender and exchange every twenty (20) ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for the Company’s ADS program (the “Depositary”), will arrange for the exchange. The ADSs will continue to be traded on Nasdaq Capital Market under the symbol “TCBP.”

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be proportionally equal to or greater than the previous’ ADS trading price prior to the change.

About TC BioPharm (Holdings) PLC

TC BioPharm is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of gamma-delta T cell therapies for the treatment of cancer with human efficacy data in acute myeloid leukemia. Gamma-delta T cells are naturally occurring immune cells that embody properties of both the innate and adaptive immune systems and can intrinsically differentiate between healthy and diseased tissue. TC BioPharm uses an allogeneic approach in both unmodified and CAR modified gamma-delta T cells to effectively identify, target and eradicate both liquid and solid tumors in cancer.

TC BioPharm is the leader in developing gamma-delta T cell therapies, and the first company to conduct phase II/pivotal clinical studies in oncology. The Company is conducting two investigator-initiated clinical trials for its unmodified gamma-delta T cell product line - Phase 2b/3 pivotal trial for OmnImmune® in treatment of acute myeloid leukemia using the Company’s proprietary allogeneic CryoTC technology to provide frozen product to clinics worldwide. TC BioPharm also maintains a robust pipeline for future indications in solid tumors as well as a significant IP/patent portfolio in the use of CARs with gamma-delta T cells and owns our manufacturing facility to maintain cost and product quality controls.

Contact:

Chris Camarra

EVP Communications

c.camarra@tcbiopharm.com